

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 12, 2018

<u>Via E-mail</u>
Vincent K. Petrella
Chief Financial Officer
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

> **Re: Lincoln Electric Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 000-01402**

Dear Mr. Petrella:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Kevin J. Kuhar
>
> Kevin J. Kuhar
> Accounting Branch Chief
> Office of Electronics and Machinery